[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


February 9, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      PEOPLE'S LIBERATION, INC.
                  RESPONSES  TO STAFF  COMMENTS OF FEBRUARY 2, 2006 WITH RESPECT
                  TO:

                  REGISTRATION STATEMENT ON FORM SB-2
                  FILED JANUARY 9, 2006
                  FILE NO. 333-130930

                  FORM 10-KSB FOR FISCAL YEAR ENDED SEPTEMBER 30, 2005 FILED NOVEMBER 3, 2005
                  FILE NO. 333-0-16075

Ladies and Gentlemen:

         On behalf of People's Liberation, Inc. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated February 2, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

         Following completion of an audit of the Company's financial statements for the fiscal year ended December 31, 2005, the Company intends to file Amendment No. 1 to Registration Statement on Form SB-2 (the "SB-2 AMENDMENT"), to include therein the audited financial statements for fiscal 2005 and related disclosure, as well as certain additional disclosure requested by the Staff in the Comment Letter.

REGISTRATION STATEMENT ON FORM SB-2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 15


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Securities and Exchange Commission
February 9, 2006
Page 2


1. PLEASE SUPPLEMENT THE DISCUSSION OF YOUR RESULTS OF OPERATIONS TO INDICATE WHETHER YOUR OPERATING RESULTS REPRESENT TRENDS EXPECTED TO CONTINUE INTO THE FUTURE. ADDITIONALLY, PLEASE DISCUSS ANY KNOWN TRENDS, DEMANDS, COMMITMENTS, EVENTS OR UNCERTAINTIES THAT WILL, OR ARE REASONABLY LIKELY TO HAVE A MATERIAL EFFECT ON FINANCIAL CONDITION AND/OR OPERATING PERFORMANCE. ALSO DISCUSS ANY KEY PERFORMANCE INDICATORS THAT ARE USED TO MANAGE THE BUSINESS AND WOULD BE MATERIAL TO INVESTORS. REFER TO ITEM 303(B) OF REGULATION S-B AND SEC RELEASE NO. 33-8350.

         The Company intends to supplement its disclosure in MD&A appearing in the SB-2 Amendment to include the following description of trends which may affect the Company's future operating results:

         "We operate exclusively in the premium contemporary segment of the apparel industry, which is characterized by lower volume sales of higher margin products. Our future success depends in part on the continued demand by consumers for high-end casual apparel, which in recent years has contributed to a proliferation of brands such as True Religion, Seven For All Mankind, Citizens of Humanity, Juicy Couture, James Perse, Hard Tail, and Joe's Jeans. We anticipate that the premium contemporary segment of the apparel industry will become increasingly competitive because of the consumer demand for apparel in this segment, as well as the high retail prices consumers are willing to spend for such goods. An increase in the number of brands competing in the premium contemporary segment of the apparel industry could result in reduced shelf space for our brands at better department stores and boutiques, our primary customers."

         The Company already identifies in MD&A, its intent to expand the international distribution of its products by partnering with distributors in select countries worldwide, and its intent to expand the number of contract manufacturers the Company uses to produce finished products. At this time, it is difficult to elaborate on the impact of these more significant company initiatives on financial condition and operating results. The Company will provide in future filings additional disclosure with respect to these initiatives as well as other trends to the extent material.

         The Company has a very limited operating history, which makes difficult the inclusion in MD&A of key performance indicators that would be meaningful to investors in evaluating the Company's performance from period to period. The Company will consider including key performance indicators in future filings as is its operations mature.


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Securities and Exchange Commission
February 9, 2006
Page 3


LIQUIDITY AND CAPITAL RESOURCES, PAGE 21

2. PLEASE DISCLOSE ANY MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES, INDICATE THE GENERAL PURPOSE OF THE COMMITMENT(S) AND THE ANTICIPATED SOURCE OF FUNDS. REFER TO ITEM 303(B)(III) OF REGULATION S-B.

         The Company does not have any material commitments for capital expenditures, and thus no additional disclosure will be included in the SB-2 Amendment in response to the Staff's comment unless such commitments arise at a later date.

FINANCIAL STATEMENTS, PAGE F-1

GENERAL

3. PLEASE UPDATE THE FINANCIAL STATEMENTS INCLUDED IN THE FILING TO COMPLY WITH ITEM 310(G) OF REGULATION S-B. IN DOING SO, PLEASE CONSIDER INCLUDING APPROPRIATE DISCLOSURES RELATING TO:

         o        THE REVERSE MERGER (RECAPITALIZATION) AND STOCK SPLIT;
         o THE CONVERSION FEATURE EMBEDDED IN THE SERIES A CONVERTIBLE PREFERRED STOCK AND THE WARRANTS ISSUED IN THE PRIVATE PLACEMENT TRANSACTION;
         o EARNINGS PER SHARE COMPUTATIONS REQUIRED BY PARAGRAPH 40 OF FAS 128; AND
         o        PRO FORMA  INCOME  TAXES AND  EARNINGS  PER SHARE FOR THE MOST
                  RECENT YEAR.

         The Company will include in the SB-2 Amendment, audited financials for the fiscal year ended December 31, 2005. The Company will consider and include where appropriate, disclosures relating to the specific items addressed by the Staff in its comment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

4. PLEASE REVISE TO ELIMINATE THE REFERENCE TO GENERALLY ACCEPTED AUDITING STANDARDS AS ESTABLISHED BY THE AUDITING STANDARDS BOARD (UNITED STATES). PLEASE ALSO REVISE TO STATE THAT THE AUDIT WAS CONDUCTED IN ACCORDANCE WITH THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES). YOUR CURRENT AUDIT REPORT, WHICH REFERS TO THE "AUDITING" STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES) IS NOT SUFFICIENT IN THIS REGARD AS THE REFERENCE TO THE STANDARDS OF THE PCAOB SHOULD NOT BE LIMITED IN ANY WAY. REFER TO PCAOB AUDITING STANDARD NO. 1 AND SEC RELEASE 34-49707.

         The Company will include in the SB-2 Amendment, a revised Report of its registered public accounting firm which addresses the Staff's comments.


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Securities and Exchange Commission
February 9, 2006
Page 4


COMBINED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004, PAGE F-16

NOTES TO COMBINED FINANCIAL STATEMENTS, PAGE F-20

5. WE NOTE THAT YOU SELL YOUR PRODUCTS INTERNATIONALLY TO MEXICO, CANADA, THE UNITED KINGDOM AND JAPAN. TO THE EXTENT THAT YOUR INTERNATIONAL SALES ARE MATERIAL, PLEASE PRESENT THE REVENUE DISCLOSURES PRESCRIBED BY PARAGRAPH 38 OF SFAS 131.

         The Company did not have international sales for the year ended December 31, 2004. For the nine months ended September 30, 2005, the Company's sales by geographic location were as follows:


Sales:
   United States .........................      $2,895,898              98.7
   Canada ................................          18,472               0.6
   United Kingdom ........................          12,219               0.4
   Other .................................           7,586               0.3
                                                ----------        ----------
                                                $2,934,175             100.0%
                                                ==========        ==========

         As total international sales are 1.3% of net sales for the nine months ended September 30, 2005, the Company does not consider these sales to be material. The Company will include additional disclosure of its international sales in future filings if such sales are material in future periods.

SIGNATURES, PAGE II-8

6. PLEASE INCLUDE THE SIGNATURE OF YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER AS REQUIRED BY THE INSTRUCTIONS FOR SIGNATURES IN FORM SB-2. PLEASE NOTE THAT ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS SHALL INDICATE EACH CAPACITY IN WHICH HE OR SHE SIGNS THE REGISTRATION STATEMENT.

         The Company will include in the SB-2 Amendment, a revised signature page which includes the signature of the Company's principal accounting officer.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

ITEM 8A.  CONTROLS AND PROCEDURES, PAGE 17

7. WE NOTE YOUR DISCLOSURE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES HAVE BEEN DESIGNED "TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE


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Securities and Exchange Commission
February 9, 2006
Page 5


         COMPANY IN REPORTS THAT IT FILES OR SUBMITS UNDER THE 1934 ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN SECURITIES AND EXCHANGE COMMISSION RULES AND FORMS." AS YOU HAVE INCLUDED A PORTION OF THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES IN YOUR DISCLOSURE, YOU MUST INCLUDE THE ENTIRE DEFINITION. AS SUCH, IN FUTURE FILINGS, PLEASE REVISE TO CLARIFY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING DISCLOSURE. SEE EXCHANGE ACT RULE 13A-15(E).

         The Company will modify the applicable disclosure in future filings to address the Staff's comments.

EXHIBIT 31.1

8. IN FUTURE FILINGS, PLEASE REVISE TO OMIT "QUARTERLY" FROM PARAGRAPHS 2 OF YOUR CERTIFICATE SO IT JUST REFERS TO "REPORT." ALSO YOU HAVE
         REPEATED  THE SAME  LANGUAGE  IN  PARAGRAPHS  4(B) AND 4(C).  IN FUTURE
         FILINGS, PLEASE REVISE YOUR CERTIFICATE TO ELIMINATE THIS REDUNDANT LANGUAGE. REFER TO ITEM 601(B)(31) OF REGULATION S-B AND SEC RELEASE NO. 33-8618.

         The Company will modify Exhibit 31.1 in future filings to address the Staff's comments.

FORM 8-K FILED ON NOVEMBER 25, 2005

GENERAL

9. WE NOTE THAT YOU DID NOT FILE THE AUDITED FINANCIAL STATEMENTS OF BELLA ROSE, LLC IN ACCORDANCE WITH ITEM 310(C) OF REGULATION S-B. PLEASE ADVISE OR REVISE.

         Under Item 310(c) of Regulation S-B Financial Statement of Businesses Acquired or to be Acquired, the latest fiscal year end annual financial statements shall be audited. Since Bella Rose, LLC was not formed until May 13, 2005 (approximately 4 months of operations through September 30, 2005), this entity has not had its fiscal year end as of September 30, 2005. Nor does this entity have a prior fiscal year end. This was disclosed in the review of Versatile Entertainment, Inc. and Bella Rose, LLC combined financial statement for the period ended September 30, 2005 under Note 1, Organization.


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Securities and Exchange Commission
February 9, 2006
Page 6


         In addition, for the period May 31, 2005 (inception) through September 30, 2005, Bella Rose, LLC had no sales. Other than the balance due to Versatile Entertainment, Inc., which was eliminated during the combination, there was an immaterial amount of assets and liabilities at September 30, 2005. Bella Rose, LLC is currently being audited and will be included in the Company's audited financial statements for the year ended December 31, 2005.

EXHIBIT 99.4

PRO FORMA STATEMENT OF OPERATIONS

10. PLEASE TELL US WHY YOU HAVE INCLUDED THE $38,588 ADJUSTMENT IN THE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM GIVEN THAT THESE EXPENSES DO NOT APPEAR TO BE DIRECTLY ATTRIBUTABLE TO THE EXCHANGE TRANSACTION. REFER TO RULE 11-02(B)(6) OF REGULATION S-X AND REVISE IF APPROPRIATE.

         The $38,588 adjustment relates to selling, general and administrative expenses of Century Pacific Financial Corporation incurred prior to the exchange transaction, which expenses are not directly attributable to the exchange transaction. The Pro Forma Statement of Operations eliminates the expenses related to Century's historical operations, including this $38,588 of SG&A expense. The Company respectfully asserts that the Pro Forma Statement of Operations for the period ended September 30, 2005 correctly eliminates the $38,588 of SG&A expenses of Century, and is thus correct as presented.

                                    * * * * *


         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
February 9, 2006
Page 7


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                            Sincerely,


                                            /s/ John McIlvery
                                            --------------------
                                            John J. McIlvery

cc:      Daniel Guez
         Darryn Barber